UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXPLANATORY NOTE

Chief Financial Officer Resignation and Appointment

On February 12, 2026, NervGen Pharma Corp. (the “Company”) announced that William J. Adams tendered his resignation as the Chief Financial Officer and Secretary and Principal Financial and Accounting Officer of the Company, due to his retirement. Mr. Adams’ resignation is effective as of March 15, 2026 (the “Effective Date”). Mr. Adams’ resignation was not the result of any disagreements with the Company, its management or the Company’s Board of Directors (the “Board”).

Mr. Adams will be providing transitional services through June 15, 2026. In connection with these transitional services, Mr. Adams will receive one-third of his current base salary. Mr. Adams will also be entitled to receive an extension of the expiration date of his vested stock awards as set forth under his equity award agreements.

On February 12, 2026, the Board approved the appointment of Dr. Adam Rogers as the Company’s interim Chief Financial Officer and the Company’s Principal Financial and Accounting Officer, effective as of the Effective Date.

Dr. Rogers’ biography is incorporated by reference from the Company’s Report of Foreign Issuer on Form 6-K (File No. 001-43048) filed with the Securities and Exchange Commission on February 10, 2026.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits hereto, shall be deemed to be incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-292197), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: February 13, 2026	By:	/s/ Adam Rogers
Name: Adam Rogers
Title: Chief Executive Officer